Exhibit 9

Mattson Technology Announces Filing of Shelf Registration Statement

Mattson and STEAG Electronic Systems Jointly Announce STEAG's Intention to Reduce Ownership Position

FREMONT, Calif., Dec. 23 /PRNewswire-FirstCall/ -- Mattson Technology, Inc. (Nasdaq: MTSN) announced today that it has filed a Form S-3 shelf registration statement with the Securities and Exchange Commission. When effective, the registration statement will allow Mattson to sell, from time to time, up to $100 million of its common stock or other securities. At the same time, Mattson and STEAG Electronic Systems AG of Essen, Germany, today announced that STEAG intends to gradually reduce its approximately 30 percent ownership in Mattson.

"Having a shelf registration in place gives us additional flexibility to sell various types of securities and to move quickly to access capital markets when we determine that favorable opportunities exist," said Ludger Viefhues, chief financial officer of Mattson Technology. The terms of any offering will be established at the time of any sale.

The company currently plans to use the net proceeds from any sale of its securities for general corporate purposes, including working capital.

The shelf registration statement also covers future sales of up to 5.9 million of the already outstanding shares of Mattson Technology common stock owned by STEAG. STEAG plans to sell its Mattson shares from time to time, subject to prevailing market conditions and at STEAG's discretion. Neither a definitive time frame for its sales nor a final ownership percentage has been established by STEAG. STEAG is currently Mattson's largest shareholder, holding 13.2 million of the 45 million outstanding shares of Mattson.

"Mattson Technology and STEAG have a strong relationship," said Dr. Jochen Melchior, chief executive officer of STEAG AG and chairman of the board of Mattson Technology. "However, due to changes in the business direction of STEAG and its parent company, and commitments of capital to other divisions, our ownership position in Mattson has become less strategic. We will work with Mattson to reduce this position over time."

Robert Maire of Semiconductor Advisors LLC of New York is providing assistance and advisory services to STEAG regarding the reduction of its ownership position in Mattson.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This announcement shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

A written prospectus, when available, meeting the requirements of Section 10 of the Securities Act may be obtained from Investor Relations, Mattson Technology, Inc. 47131 Bayside Parkway, Fremont, CA 94538.

About STEAG Electronic Systems AG

STEAG Electronic Systems AG, headquartered in Essen, Germany, is a holding company for activities outside the core energy business of STEAG AG, its 100% owner. The company is the largest shareholder of Mattson Technology, Inc. (semiconductor equipment); other shareholdings include a 66% stake in STEAG HamaTech AG (manufacturing equipment for optical storage media and photomasks) and a 100% stake in STEAG Electronic Systems spol. s.r.o. (manufacturing equipment for optical storage media and semiconductor wafer processing).

About Mattson Technology, Inc.

Mattson Technology, Inc. is a leading supplier of semiconductor wafer processing equipment used in "front-end" fabrication of integrated circuits. The company is a market leader in dry strip and RTP equipment, and its products combine advanced process technology on high-productivity platforms backed by industry-leading support. Since beginning operations in 1989, the company's core vision has been to help bring technology leadership and productivity gains to semiconductor manufacturers worldwide. Headquartered in Fremont, Calif., the company maintains sales and support centers throughout the United States, Europe and Asia. For more information, please contact Mattson Technology, Inc., 47131 Bayside Parkway, Fremont, Calif. 94538. Telephone: 800-MATTSON/ 510-657-5900.
Fax: 510-492-5911. Internet: www.mattson.com.

CONTACT: Ludger Viefhues, CFO, of Mattson Technology, Inc., +1-510-492-5954, or fax, +1-510-492-5963, or ludger.viefhues@mattson.com.